SCHNEIDER WEINBERGER & BEILLY LLP
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telephone (561) 362-9595
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July 23, 2010

'CORRESP'

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	John Hartz, Senior Assistant Chief Accountant
Annie McConnell, Senior Staff Accountant
Mindy Hooker, Staff Accountant

Re:	China America Holdings, Inc. (the “Company”)
Form 10-KT for the period ended September 30, 2009
Form 10-Q for the quarter ended March 31, 2010
Form 8-K dated May 18, 2010
File No. 0-53874

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated June 4, 2010.  Following are the Company’s responses to the staff’s comments.

MD&A
Results of Operations, page 15

1.
Please revise your discussion of results of operations in future annual and quarterly filings to include more comprehensive explanations of the reasons for changes in your results during the periods presented.  For example, it appears to us that the MD&A could be improved by addressing the following:

•
Quantify each factor that impacted revenues, including the overall impact of changes in prices and changes in volumes.  To the extent applicable, consider disclosing and discussing quantities sold, average selling prices per quantity sold, and the reasons for changes during each period.

•
Quantify each factor that impacted cost of sales, including changes in revenues and other factors.  To the extent applicable, consider disclosing and discussing average cost of sales per quantity sold and the reasons for changes during each period.  Fully address the low margin nature of your business.

•
Quantify each factor that impacted other expenses, including the reasons for changes during each period.  For example, specifically address the nature of and reasons for the consulting services being performed by China Direct.

•
Separately disclose and discuss the results of your operating company and the results of the holding company so that investors can better understand how you determined amounts allocated to the minority owners during each period. Also, clarify the percent interest of the minority owners as disclosed in MD&A with the disclosures in your financial statements.

•	Address the reasons for the construction in progress, including expected increases in capacity and current utilization rates.

RESPONSE:  In an effort to improve the Company’s disclosure regarding its results of operations, the Company will endeavor to address the areas listed above in future annual and quarterly filings, beginning with its Form 10-Q for the period ended June 30, 2010 to the extent such disclosure is applicable as of the future date. Since the Company is currently in the process of preparing its Form 10-Q for the period ended June 30, 2010 which it expects to file no later than August 16, 2010, it is unable to provide the Commission with that disclosure at this time.

2.	Please provide us additional information regarding how you determined that the error you identified related to stock based compensation was not material to your financial statements.

RESPONSE:  On June 27, 2007 Shanghai AoHong and Mr. Hu entered into an employment agreement for Mr. Hu to act as its Chief Executive Officer.  As part of his employment package Mr. Hu was granted 1,000,000 options expiring in five years, with a fair market value of $0.08 each, to purchase our common stock at $0.20 per share.  Since the options vested in full when they were granted, the Company should have expensed the fair value of $80,195 in its entirety on the grant date.  To determine whether such an error required a restatement the Company assessed the materiality of this item, weighing both quantitative and qualitative factors.  The Company’s net loss for the year ended December 31, 2007 was $1.1 million, and therefore, the impact of this unrecognized non-cash compensation would have increased its loss by 7%.  The Company reasoned that a 7% increase in its net loss would not have a material impact on its financial statements or on an investor’s decision regarding the Company as a whole.

Liquidity and Capital Resources, page 17

3.
Given that your cash is not sufficient for all your capital needs including your proposed manufacturing facility in Tianjin City, please enhance your disclosures in future filings to clearly indicate the measures you are taking to obtain suitable financing.  Please be specific in discussing the potential sources of cash you may be able to obtain and the related impact those terms will have on your operations.  Please provide us your proposed future disclosures.

RESPONSE:  The Company will provide the following disclosure in future filings, beginning with its Form 10-Q for the period ended June 30, 2010 to the extent such disclosure is applicable as of the future date:

“Under the acquisition agreement with AoHong, we were required to provide an aggregate of $3,380,000 of capital between September 2007 and June 2009.  As of June 30, 2010, $1,780,000 of this amount remains due to AoHong.  Mr. Aihua Hu, a member of our Board of Directors and AoHong’s CEO, and his wife Mrs. Ying Ye, who are the minority owners of AoHong, have orally agreed to extend the payment date of this balance to on or before November 20, 2010.  In addition, we owe China Direct Industries, Inc. $400,000 during a promissory note which is due on October 30, 2010. We do not have capital to satisfy these obligations.  Historically, we have financed our growth and cash requirements through equity investments and debt and equity financing. We do not currently have any material commitments for capital expenditures, other than that which will be necessary to complete the new manufacturing facility in Tianjin City described below.  However, as described elsewhere herein, in addition to these obligations we also have approximately $7.4 million of short term obligations which become due within the next 12 months.

Currently, our working capital is not sufficient for all of our capital needs and we will need to raise additional capital to satisfy these obligations. Accordingly, we will need to raise approximately $[____] in additional capital.  We intend to seek a portion of this capital through bank loans, together with one or more private offerings of our securities. While we have begun preliminary discussions with banks, we are uncertain if the current commercial lending climate in China is such that we will be able to fund all or a portion of these needs through bank loans.  We do not have any commitments for additional capital which could be available to us through the sale of our securities and given the low trading price of our common stock there are no assurances we will be successful in any efforts to raise additional capital through the sale of our securities.  Even if we are successful in securing the additional capital, these transactions will impact our company.  If we raise additional funds through the issuance debt, we will incur increased interest expense and if we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our company held by existing shareholders will be reduced and those shareholders may experience significant dilution. In addition, new securities may contain certain rights, preferences or privileges that are senior to those of our common stock. Given the current uncertainties in the capital markets, there can be no assurance that we can raise capital on suitable terms, if at all.  In addition, the process of raising capital is time-consuming and costly.  If we are unable to satisfy our contractual commitments to AoHong, our operations in future periods could be adversely impacted and we could lose all or a portion of our investment in AoHong. In addition, if we are unable to satisfy the debt we owe China Direct Industries, Inc.,  it could declare a default and would be entitled to pursue collection of the obligation. If we are unable to obtain the financing necessary to pay the obligations as they become due and support our operations, we may be unable to continue as a going concern. In that event, we may be forced to cease operations and our shareholders could lose their entire investment in our company.”

4.
We note your disclosure on page 19 that you are required to contribute an additional $1,780,000 to AoHong and that the minority holders have orally agreed to extend the due date to November 20, 2010.  Please enhance your discussion in future filings to discuss: the measures you are taking to ensure this balance is paid; the potential implications if you do not meet the extended deadline; and the likelihood you will need to extend the due date further and whether you anticipate being able to do so.  Please provide us your proposed future disclosures.

RESPONSE:   In The Company will provide the following disclosure in future filings, beginning with its Form 10-Q for the period ended June 30, 2010, to the extent such disclosure is applicable as of the future date:

“In the event we are unable to meet our commitment to contribute $1,780,000 to AoHong by November 20, 2010, our ownership interest in AoHong is subject to reduction based on the amount of capital we contributed in relation to the amount of capital contributed by all of AoHong’s shareholders..  Consequently, we would no longer consolidate the earnings of AoHong and would account for our investment using the equity method of accounting.  Because AoHong’s operations represent all of our business and operations, our financial statements in future periods would be materially impacted by our inability to consolidate its operations.  There can be no assurance that we can raise capital on suitable terms, if at all, by the November 20, 2010 deadline.”

5.
Please clearly indicate whether any of your obligations require you remain in compliance with certain covenants.  If your obligations are subject to covenants and if it is reasonably likely that you will not comply with those covenants, please revise future filings to disclose required ratios/amounts and actual ratios/amounts as of each reporting date and address your compliance with any other material restrictions.  Such presentation may allow investors to more easily understand your current status in meeting your covenants.  See Sections I.D. and IV.C of the SEC Interpretive Release No. 33-8350.  Please provide us with your proposed future disclosures.

RESPONSE:  The Company’s is not in violation of any covenants as contemplated under Sections Sections I.D. and IV.C of the SEC Interpretive Release No. 33-8350 as a result of its failure to timely contribute $1,780,000 to the capital of AoHong.  None of the Company’s other debt obligations require that it remain in compliance with any covenants.

6.
We note your disclosure that you have an arrangement with a bank that is similar to factoring receivables.  Please enhance your discussion in future filings to explain how this arrangement impacts your liquidity.  Also, please further discuss the terms and limitations of these arrangements.  Please provide us your proposed future disclosures.

RESPONSE:  The Company will enhance its disclosure as requested in future filings, beginning with the Form 10-Q for the period ended June 30, 2010, to the extent such disclosure is applicable as of the future date, as follows:

“This arrangement allows the Company to obtain cash upon the sale of goods to a customer with extended payment terms thereby increasing the Company’s liquidity.  The loans are funded by the bank upon the collateral assignment to the bank of an invoice and the sales contract which gives rise to the sale. The amount of the loan is determined on a case by case basis depending on the payment terms under on the invoice and the credit quality of the customer.  In the event the customer fails to pay the invoice in accordance with its terms or the Company fails to pay the loan when due, the bank is entitled to take funds from any other bank accounts of the Company maintained at the bank. “

Critical Accounting Policies-Property and Equipment, page 21

7.
With a view towards future disclosure, please provide us a more specific and comprehensive discussion of the changes in circumstances that would cause you to perform an impairment analysis of your long lived assets.  Also, please tell us when your last impairment analysis was performed.  If the fair value of your long lived assets are not substantially in excess of their carrying values, please disclose the following:

•	The percentage by which fair value exceeds carrying value;
•	A description of the methods and key assumptions used and how the key assumptions were determined;
•	A discussion of the degree of uncertainties associated with the key assumptions, and;
•	A discussion of any potential events, trends and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you have determined that estimated fair values substantially exceed carrying values, please disclose that determination.  Refer to Item 303 of Regulation S-K and Section V of Interpretive Release 33-8350 for guidance.  Please provide us your proposed future disclosures

RESPONSE:  The Company will add the following additional disclosure to its Critical Accounting Policies in future filings, beginning with the Form 10-Q for the period ended June 30, 2010, to the extent such disclosure is applicable as of the future date, as follows:

We sell and distribute assorted chemicals in China.  Our main products are liquid coolants, which are employed primarily as refrigerants in air conditioning systems.  Most of our plant and equipment are used to store such chemicals.  Our business is highly regulated.  Any negative change in regulatory and environmental policies, technical specifications, and customer acceptance of our products may have an adverse effect on our business operations, including any possible cessation of our operating activities, which could impair the usefulness and fair market value of our plant and equipment.  These changes in circumstances and other changes we may encounter in the future may require us to perform an impairment analysis of our long-lived assets more often, rather than on an annual basis.  As part of our accounting policies and procedures we perform an impairment analysis on an annual basis.  We performed our last impairment analysis on or around September 30, 2009, and determined that there was no impairment to our long-lived assets other than our scheduled depreciation on a straight-line basis. In addition, we have concluded that the fair value of our long lived assets are substantially in excess of the carrying values on our balance sheet included in this report.

Consolidated Financial Statements
Consolidated Statements of Operations, page F-4

8.	Please revise future annual and quarterly filing to include the loss on the disposition of property and equipment before the sub-total operating income (loss) as required by ASC 360-10-45-5.

RESPONSE: The Company will revise future annual and quarterly filing to include the loss on the disposition of property and equipment before the sub-total operating income (loss) as required by ASC 360-10-45-5.

Consolidated Statements of Cash Flows, page F-6

9.
Please revise future annual and quarterly filing only to include cash receipts and cash payments in cash flows from investing activities.  In this regard, it appears to us that you included reclassifications of certain deposits and prepaid expenses to property and equipment and land use rights as investing cash flows.  It appears to us that you should include cash payments for deposits and prepaid expenses related to property and equipment or other productive assets when paid as investing outflows and your should disclose any subsequent reclassifications as non-cash investing activities.  Refer to ASC 230-10-45.

RESPONSE:   The Company will revise future annual and quarterly filing only to include cash receipts and cash payments in cash flows from investing activities in accordance with ASC 230-10-45.

Note 1- Organization and Summary of Significant Accounting Policies, Organization, page F-7

10.
We note you acquired a 56.08% ownership interest in AoHong in exchange for 12,500,000 shares of stock valued at $1,187,500 and a commitment to contribute $3,380,000 between September 2007 and June 2009.  We also note the minority owners orally agreed to extend the due date of the remaining commitment balance of $1,780,000 to November 2010.  Please help us better understand the terms of your agreements with the minority owners, including why all amounts have not yet been contributed, why the due date was extended, and what rights both you and the minority owners have in light of the delay in funding the commitment.  Please provide us a detailed explanation of all the remedies available to the minority owners if the remaining balance is not funded and help us better understand how you determined that you have a 56.08 ownership interest in light of the fact that you have not fully funded your commitment.

RESPONSE:   The Company did not contribute the $1,780,000 to AoHong as provided for under the Membership Purchase Agreement because the Company did not have a sufficient amount of cash.  At the time the Company completed the acquisition of AoHong, it had hoped that all or a substantial number of the holders of the Company’s warrants exercisable at per share prices ranging from $0.10 to $0.55 would exercise those warrants leaving the Company with sufficient cash to fund its obligation to contribute capital to AoHong. No warrants were exercised, however, and the Company has been seeking to raise the capital needed to fulfill this obligation. To date the Company’s efforts have not been successful.

The minority owners of AoHong are the Company’s Chief Executive Officer and his wife.  Mr. Hu was appointed to this position in September 2009 following the transaction with AoHong.  Mr. Hu and his wife agreed to extend the deadline for contributing the cash to AoHong because it needed the cash for expansion of its business and agreed to give the Company additional time to find a source for the needed capital.  With regard to the rights of parties under the Membership Purchase Agreement and Florida law (the governing law of the agreement), there is no stated remedy for a breach of the agreement. Consequently, it would be up to a court of law to determine the rights of the parties if there were a breach.  Given that the parties to this agreement have orally extended the deadline for payment of the $1,780,000 capital contribution, no breach presently exists.  With regard to the rights of the parties under Chinese law, the Company has advised us that the minority shareholders or the Chinese government on its own, may require the Company to reduce its ownership interest in AoHong based on the amount of capital it contributed in relation to the amount of capital contributed by the other shareholders.

11.	Please fully explain to us how you accounted for the acquisition of AoHong and how you determined the value of the shares you issued.

RESPONSE:  Under the terms of the June 27, 2007 Membership Purchase Agreement, as amended on August 3, 2007, between the Company, AoHong and its minority shareholders (the “Membership Purchase Agreement”), the Company agreed to pay $4,567,500 to acquire a 56.08% interest in AoHong by contributing $3,380,000 in cash to AoHong and issuing 12,500,000 shares of the Company’s common stock to Mr. Aihua Hu, a shareholder of AoHong.  The cash portion of the purchase price was payable as follows: $800,000 on or before September 30, 2007, $400,000 on or before June 30, 2008, $600,000 on or before December 31, 2008, and $1,580,000 on or before June 27, 2009.  The Company contributed $1,600,000 to AoHong and remains obligated to contribute an additional $1,780,000.

The Company accounted for this transaction using the purchase method of accounting in accordance with FASB Statement 141.  The purchase price and the adjustments to historical book value of AoHong as a result of the acquisition are as follows:

AoHong
Purchase price	$4,567,500

Net Assets Acquired:
Total Assets:
Cash	$703,577
Accounts receivable	4,009,943
Inventory, prepaid expenses
and other assets	3,093,567
Property and equipment, net	1,123,552
Due from related party	161,316
Other assets	717,338
9,809,293

Total Liabilities:
Accounts payable	970,589
Loans payable	2,098,416
Advances from customers	948,341
Due to related parties	979,297
4,996,643

Net assets acquired	4,812,650
Capital infusion	3,380,000

Total net assets	8,192,650

% acquired	56.08%

Net assets acquired	4,594,438

Negative goodwill allocated to property and equipment	$26,938

Related party goodwill applied
to paid-in capital	$-

The Company valued the stock consideration at $0.095 per share based on the average between the high and low price of the Company’s common stock on June 26, 2007.

12.	Please provide us a comprehensive explanation of all the rights of the minority owners and an analysis of those rights, including your consideration of the provisions of ASC 810-10-25.

RESPONSE:  Under the terms of the Membership Purchase Agreement, the Company acquired 56.08% of the membership interests in AoHong.  In addition, on June 27, 2007, AoHong entered into an employment agreement and appointed Mr. Hu as its Chief Executive Officer. The Company determined that the noncontrolling shareholders do not hold unilateral veto or protective rights, such as to amend articles of incorporation, cause a liquidation, bankruptcy, or acquire or dispose of assets not taken in the ordinary course of business; nor do they hold unilateral substantive participation rights in selecting, terminating and setting the compensation policies and procedures, or establishing operating and capital budgets in the ordinary course of business of AoHong.  When considering these facts under the provisions of ASC 810-10-25 should support the presumption of consolidation by the controlling interest holder.

Note 1- Organization and Summary of Significant Accounting Policies Prepaid Expenses and Other Current Assets, page F-9

13.	Please revise future annual and quarterly filings to classify deposits on construction in progress in long term assets.

RESPONSE: The Company will revise future annual and quarterly filings to classify deposits on construction in progress in long term assets.

Form 10-Q for the quarter ended March 31, 2010

Note 2- Acquisition, page 10

14.	Please tell us when you intend to file an amendment to your December 31, 2009 Form 10-Q

RESPONSE: The Company filed Form 10-Q/A for the period ended December 31, 2009 on June 4, 2010.

15.
Your disclosure indicates that you recognized a gain on the purchase of Jinqian representing the difference between the fair market value of the net assets you acquired and the purchase price.  Please tell us, and disclose in future filings, the specific nature of the assets and liabilities you acquired and your basis for determining their fair values as required by ASC 805-20-50.  Also, please tell us, and disclose in future filings, the reasons why the acquisition resulted in a gain as required by ASC 805-30-50.

RESPONSE: The Company follows ASC 805-20-25 and ASC 805-30-25, which requires it to account for its acquisition of Jinqian under the acquisition method.  Under this method, the Company identified the acquirer, determined the acquisition date and purchase price and recognized at their acquisition date fair market values of the identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquire.  The Company was required to reevaluate the measurements of the recognized assets and liabilities at the acquisition date and recognize a gain on the date if an excess remained as a bargain purchase.

The major classes of assets acquired and liabilities assumed on September 30, 2009 were as follows:

Net Asset Acquired
Cash	$42,299
Other receivable	267,708
Inventory	5,452
Total current assets	315,459

Fixed assets	1,289

Total assets	316,748

liabilities
Other payable	42,630

Total current liability	42,630

Net asset acquired	274,118
Purchase price	73,140
Gain on acquisition	$200,978

Upon reevaluating the measurements the Company determined that 99.6% of acquired identifiable assets and 100% of liabilities assumed were current assets and liabilities, and their book values were equal to their fair market values. The bargain purchase gain of $200,978 was based on the excess of the net identifiable assets acquired and liabilities assumed over the purchase price.  The excess took into account of the following compulsory factors:

•	Jinqian was established with the assistance of Mr. Hu, the principal shareholder of the Company and CEO of AoHong; and,
•	AoHong was the major customer of Jinqian as the majority of its retained earnings were derived from sales to AoHong.

Pursuant to ASC 805-30-50, the Company disclosed its gain recognized in this bargain purchase as a line item in its income statement while it failed to provide a description of the reasons that resulted in such a gain.  The Company will provide the additional disclosure in its future filings.

Note 15-Subsequent Events, page 18

16.
Please provide us a more comprehensive analysis of how you considered the “most favored nations” provisions when you determined the warrants should be classified in equity.  Also, please tell us, and disclose in future filings, how you accounted for the warrant amendment you entered into during May 2010.

RESPONSE:  Between August and October, 2007 the Company sold units of its securities consisting of 47,706,735 shares of common stock and granted common stock purchase warrants to purchase 52,477,408 shares of common stock with a par value of $0.001 per share, exercisable at $0.12 per share.  Under this subscription agreement in the event the Company were to issue any shares of common stock or securities convertible into shares to any third party purchaser at a price less than the offering price, each purchaser haves the right to apply the lowest such price.  The Company noted the guidance provided under EITF Issue No. 07-5 “Determining Whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock,” effective for financial statements issued for fiscal years beginning after December 15, 2008 (including the pending content under FASB ASC Section 815-40-15), and determined that such a ratchet feature made these warrants not indexed to the Company’s own stock, and therefore the Company should have recorded the fair value of such warrants as part of liability.

In an effort to treat the warrants as equity rather than a derivative liability, the Company entered into an amendment with the original subscribers to waive the most favored nations provision from the subscription agreement. The amendment also included a one-time reduction in the exercise price of the warrants from $0.12 per share to $0.04 per share.  To date, the Company has received signed amendments from 31 warrant holders, covering 44,127,407 warrants, leaving a balance of 8,350,001 warrants.  The Company intends to treat this reduction in exercise price prospectively as a modification of terms and an exchange of the original equity instrument, and value this exchange as additional paid in capital – warrants, as described in FASB ASC paragraph 718-20-35-3 “Incremental compensation cost shall be measured as the excess, if any, of the fair value of the modified award… over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date.”  As a result of this deletion of the Most Favored Nations provision for the warrant instruments, the Company believes that the warrants covered by the amendment are closely tied to the fluctuations of our common stock price, or indexed to the Company’s stock, and therefore eligible for the scope exception provided under paragraph 11(a) of SFAS 133 (FASB ASC 815-10-15-74), and to be classified as equity. The warrants which are not covered by the amendment will be reclassified as part of liability prospectively in the Company’s financial statements beginning with the Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.

Form 8-K dated May 18, 2010

17.
Based on the disclosures in your form 8-K, we note that you intend to decrease inventory and decrease cost of sales as a result of the error in your financial statements related to not consolidating your acquisition of Jinqian.  Please help us better understand the facts and circumstances related to these adjustments.

RESPONSE: The Company inadvertently booked a reverse entry twice and as a result it understated its cost of goods sold by $738,382, tax payable by $712 and foreign currency translation gain by $126, and overstated its inventory by $737,544.  Additionally, on September 30, 2009, the Company entered into a share purchase agreement with the owners of Jinqian to acquire 100% of its outstanding ownership interests and as a result of this purchase agreement, it should have accounted for this acquisition and consolidated its results in the quarter ended December 31, 2009.  As part of the consolidation the Company eliminated intercompany sales from Jinqian to the Company by eliminating the cost of goods sold from Jinqian to the Company, and by eliminating $1,183,429 in its cost of goods sold from the intercompany transactions in its sales to unrelated third party customers.  These two error corrections resulted in a net decrease of costs of goods sold by $445,047 and a net decrease of inventory by $737,544.

The Company trusts the foregoing sufficient responds to the staff’s comments.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc:	Mr. Shaoyin Wang, CEO
Sherb & Co., LLP